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SEC FILE NUMBER 1-6615

CUSIP NUMBER 868168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-6615
(Check one):                                [X]  Form 10-K   [  ]  Form 20-F    [  ]  Form 11-K   [  ]   Form 10-Q [  ] Form 10-D  [  ]  Form N-SAR    [  ]  Form N-CSR

 For period ended:  December 30, 2007

 [  ]    Transition Report on Form 10-K
 [  ]    Transition Report on Form 20-F
 [  ]    Transition Report on Form 11-K
 [  ]    Transition Report on Form 10-Q
 [  ]    Transition Report on Form N-SAR

 For the transition period ended: ________________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Superior Industries International, Inc.
________________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________________
Former Name if Applicable

7800 Woodley Avenue
________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Van Nuys, CA 91406
________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary to complete the Company’s preparation of its financial statements and management’s assessment of the effectiveness of internal control over financial reporting, including restatements of the prior year financial statements as described below, could not be completed without unreasonable expense and effort in sufficient time to permit the filing of its Annual Report on Form 10-K for the year ended December 30, 2007 on the scheduled due date of March 14, 2008.

As described in the Company’s Current Report on Form 8-K filed on March 14, 2008, the Company has identified errors requiring corrections in its prior years’ income tax provisions and related deferred tax liabilities, as well as related to its accounting for the equity earnings of its joint venture in Hungary.  These corrections will require restatement of the Company’s previously issued financial statements.  In accordance with the provisions of Statement of Financial Accounting Standard No. 154 – Accounting Changes and Error Corrections, restatements of its financial statements for the fiscal years 2006, 2005, 2004 and 2003, as well as its interim financial statements for 2006 and the first three quarters of 2007, will be required.  The Company expects to provide restated financial statements for the full years 2006 and 2005 and restated financial data for full years 2004 and 2003, as well as restated interim financial information for the fiscal years 2007 and 2006, in its upcoming Annual Report on Form 10-K for the fiscal year ended December 30, 2007.  The Company has also determined that these identified corrections will have a material impact on management’s assessment of the effectiveness of the Company's internal control over financial reporting and its disclosure controls and procedures.

The Company expects that it will be able to complete the work described above in time for the Company to file its 2007 Annual Report on Form 10-K on or prior to the reporting deadline provided by such extension.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Erika Turner                                          818          902-2700
_______________________________________________________________________________________
(Name)                                             (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                             [X ]     Yes[  ] No
     ________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X ]     Yes[  ] No
     ________________________________________________________________________________________
The Registrant’s current estimate, which is subject to change, for the three months ended December 31, 2007, is:  revenue increased 8.0% to $229,243,000 from $212,169,000 for the fourth quarter of 2006, and net income was $5,775,000, or $0.22 per diluted share. This compares to net loss of $5,368,000, or $0.20 per diluted share, for the fourth quarter of the prior year.

The Registrant’s current estimate, which is subject to change, for the twelve months ended December 31, 2007, is:  revenue increased 21.1% to $956,892,000, from $789,862,000 for 2006. Net income for 2007 was $10,319,000, or $0.39 per diluted share. This compares to net loss for 2006 of $11,569,000, or $0.43 per diluted share.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17. 2008 By:	/s/ Erika Turner
Erika Turner
Chief Financial Officer